June 2, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Attn: Lilyanna Peyser, Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Alight, Inc.

Registration Statement on Form S-4

File No. 333-254801

Request for Acceleration

Dear Ms. Peyser:

Reference is made to the Registration Statement on Form S-4 (File No. 333-254801) initially filed by Alight, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on March 29, 2021, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 3:00 p.m., Eastern time, on June 3, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please contact Sachin Kohli of Weil, Gotshal & Manges LLP at (212) 310-8294. We also respectfully request that you notify Mr. Kohli by telephone when this request for acceleration has been granted.

Very truly yours,
Alight, Inc.

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: General Counsel and Corporate Secretary

cc:	Michael J. Aiello, Weil, Gotshal & Manges LLP

Sachin Kohli, Weil, Gotshal & Manges LLP

Paulette R. Dodson, Alight Solutions LLC

Joshua N. Korff, P.C., Kirkland & Ellis LLP

Michael Kim, P.C., Kirkland & Ellis LLP